[LETTERHEAD OF HECKMANN CORPORATION]

December 29, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Heckmann Corporation
Registration Statement on Form S-4
File No. 333-177343

Dear Mr. Schwall:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant, Heckmann Corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Standard Time on January 3, 2012, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact me at (412) 329-7275. In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

/s/ Damian C. Georgino
Damian C. Georgino
Executive Vice President, Corporate
Development and Chief Legal Officer

cc:	James J. Barnes
Nicholas A. Bonarrigo
Eulalia M. Mack
(Reed Smith LLP)